Exhibit 99.1

MEDIA RELEASE

SMART Technologies Announces Results of

Special Meeting of Shareholders

CALGARY, Alberta – April 28, 2016 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, announces that it has received shareholder approval for the share consolidation (the “Consolidation”) as proposed in the management proxy circular dated March 16, 2016 (the “Circular”) at today’s special meeting of the shareholders of the Company (the “Shareholders”).

The Company’s board of directors will continually consider the implementation of the Consolidation and, if and when implemented, the Company will provide all relevant details regarding the Consolidation, including its expected effective date and the date on which the Company’s common shares are expected to commence trading on a post-Consolidation basis on the Toronto Stock Exchange and the NASDAQ Stock Market and information for Shareholders on the exchange of share certificates representing pre-Consolidation Common Shares for share certificates representing post-Consolidation Common Shares.

Further details regarding the Consolidation are contained in the Circular, which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

SMT – F

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information including, without limitation, the expected timing and implementation of the Consolidation. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact: Jody Kehler Investor Relations Manager SMART Technologies Inc. + 1.403.407.5486 JodyKehler@smarttech.com	Media contact: Jeff Lowe Vice President, Corporate Marketing SMART Technologies Inc. + 1.403.407.5330 JeffLowe@smarttech.com

©2016 SMART Technologies Inc. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.